UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               CRITICAL PATH, INC.
                               -------------------
                                (Name of Issuer)

                         Common Stock, $0.001 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    22674V100
                                    ---------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Continued on following pages
                                Page 1 of 6 Pages

                                  SCHEDULE 13G

CUSIP No.  22674V100                                           Page 2 of 6 Pages

1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group (See Instructions)

                                                   a. [ ]
                                                   b. [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                            5             Sole Voting Power
Number of                                          785,411
 Shares
Beneficially                6             Shared Voting Power
 Owned By                                          0
  Each
Reporting                   7             Sole Dispositive Power
 Person                                            785,411
  With
                            8             Shared Dispositive Power
                                                   0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    785,411

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                                    [ ]

11       Percent of Class Represented By Amount in Row (9)

                                    3.82%

12       Type of Reporting Person (See Instructions)

                                    IA

                                                               Page 3 of 6 Pages

Item 1(a)         Name of Issuer:

                  Critical Path, Inc. (the "Issuer")

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  350 The Embarcadero, San Francisco, California 94105

Item 2(a)         Name of Person Filing:

                  The Statement is filed on behalf of Purnendu Chatterjee (the "Reporting Person"):

                  This Statement relates to Shares (as defined herein) held for the accounts of Winston Partners, L.P., a Delaware limited partnership ("Winston L.P."), Chatterjee Fund Management, L.P., a Delaware limited partnership ("CFM"), and a Cayman Islands Exempted Limited Partnership ("Cayman Fund").

                  CFM is the general partner of Winston L.P. The Reporting Person is the sole general partner of CFM. CFM is the investment manager of the Cayman Fund.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of the Reporting Person is 888 Seventh Avenue, 30th Floor, New York, NY 10106.

Item 2(c)         Citizenship:

                  The Reporting Person is a United States citizen.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.001 Par Value (the "Shares").

Item 2(e)         CUSIP Number:

                  22674V100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2003, the Reporting Person may be deemed the beneficial owner of 785,411 Shares. This number consists of (A) 590,256 Shares held for the account of Winston L.P, (B) 71,393 Shares held for the account of CFM and (C) 123,762 Shares held for the account of the Cayman Fund.

                                                               Page 4 of 6 Pages

Item 4(b)         Percent of Class:

                  The number of Shares of which the Reporting Person may be deemed to be the beneficial owner constitutes approximately 3.82% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent Form S-3, there were 20,538,794 Shares outstanding as of November 18, 2003).

Item 4(c)         Number of Shares that the Reporting Person has:

(i)    Sole power to vote or direct the vote:                            785,411
(ii)   Shared power to vote or to direct the vote                              0
(iii)  Sole power to dispose or to direct the disposition of             785,411
(iv)   Shared power to dispose or to direct the disposition of                 0

Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the Shares, check the following [X].

Item 6.           Ownership  of  More  than  Five  Percent  on Behalf of Another
                  Person:

                  (i) The partners of Winston L.P. have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of Winston L.P. in accordance with their partnership interests in Winston L.P.

                  (ii) The partners of CFM have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of CFM in accordance with their partnership interests in CFM.

                  (iii) The partners of the Cayman Fund have the right to participate in the receipt of dividends from, and proceeds from the sale of, the Shares held for the account of Cayman Fund in accordance with their partnership interests in the Cayman Fund.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

                                                               Page 5 of 6 Pages

Item 10.          Certification:

                  By signing below the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                               Page 6 of 6 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: February 3, 2004                             PURNENDU CHATTERJEE


                                                   By: /s/ John Flanagan
                                                       -------------------------
                                                       John Flanagan
                                                       Attorney-in-Fact